

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2012

Via E-mail
Mr. David T. Nguyen
Treasurer
The Intergroup Corporation
10940 Wilshire Blvd., Suite 2150
Los Angeles, CA 90024

> **Re:** **The Intergroup Corporation, Portsmouth Square, Inc. and Santa Fe**
> **Financial Corporation (the "Registrants")**
> **Form 10-K for the fiscal year ended June 30, 2011 for each of the Registrants**
> **Filed September 22, 2011 for each of the Registrants**
> **File Nos. 1-10324, 0-4057 and 0-6877, respectively**

Dear Mr. Nguyen:

We have reviewed your second response letter filed May 30, 2012 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K of the Intergroup Corporation for the fiscal year ended June 30, 2011

Financial Statements

Consolidated Balance Sheets, page 27

1. We note your response to prior comment 1. Show us specifically how you accounted for the transaction back in 2006 and reference the GAAP upon which you have relied. Your response should provide an appropriate level of detail so that we can understand how you accounted for the consolidation of Justice Investors in each of your respective entities when you stopped recording such balances under the equity method of accounting including each entities investment amount and their respective portion of the book value of the underlying asset. Otherwise, we note your discussion of materiality in your response and we request that you provide us with a full materiality analysis. Reference is made to SAB Topics 1M1 and 1M2.

Item 15. Exhibits, Financial Statement Schedules, page 72

2. We note your response to comment 3 in our letter dated May 30, 2012, that the company will file the subject exhibits with its Form 10-K reports. Please amend your Form 10-Ks, for the fiscal year ended June 30, 2011, for the Intergroup Corporation and Portsmouth Square, Inc., to file the material contracts as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

   You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Staff Attorney, at (202) 551-3391 or Tom Kluck, Branch Chief, at (202) 551-3233 with regard to legal comments.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Branch Chief